

June 18, 2018

William J. Rouhana, Jr.
Chairman and Chief Executive Officer
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, CT 06807

   Re: Chicken Soup for the Soul Entertainment, Inc.
     Registration Statement on Form S-1
     Filed June 13, 2018 and June 18, 2018
     File No. 333-225603

Dear Mr. Rouhana, Jr.:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 13, 2018

General

1. Please tell us how your disclosure of credit rating information on the prospectus cover page and in the Description of the Series A Preferred Stock is consistent with Securities Act Rules Compliance and Disclosure Interpretations Questions 233.04 or include a consent from Egan-Jones Ratings Co.

Please contact John Dana Brown at (202) 551-3859 or Anne Parker, Assistant Director, at (202) 551-3611 with any other questions.

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